SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of August, 2004

                        PRUDENTIAL PUBLIC LIMITED COMPANY

                 (Translation of registrant's name into English)

                             LAURENCE POUNTNEY HILL,
                            LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: Securities Issue



FOR IMMEDIATE RELEASE

Monday 9 August 2004



           Prudential plc - Issue of US$250m subordinated securities

On 6 August 2004, Prudential plc issued US$250 million perpetual subordinated securities exchangeable into preference shares. They bear interest at 6.75% p.a., payable quarterly in arrears, and rank equal to preference shares.

The securities can be redeemed at Prudential plc's option on any interest payment date from 23 September 2009. Payments under the securities would be mandatorily or optionally deferred if Prudential plc fails to meet certain conditions relating to solvency which are set out in the terms and conditions of the securities.

Interest may be paid through an alternative coupon settlement mechanism at any time. Deferred interest is only payable at redemption or exchange, through an alternative coupon settlement mechanism, or upon a winding-up. Prudential plc has the option to exchange the securities into fixed-rate 6.75% preference shares on any interest payment date from 23 March 2010. Dividend payments on the preference shares are fully discretionary.

The securities were sold in the US market and are listed on the New York Stock Exchange. They are rated A by Standard & Poor's and Baa1 by Moody's. The proceeds will be used to refinance existing debt and for general corporate purposes.



                                    - ENDS -


Enquiries to:

Media                                     Investors/Analysts
Clare Staley         020 7548 3719        Marina Lee-Steere   020 7548 3511






                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  9 August 2004

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  Clare Staley

                                              Clare Staley
                                              Group Media Relations Manager